

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

February 22, 2007

Mr. Craig D. Loseke
Chief Accounting Officer
Geodyne Energy Income Limited Partnership
Two West Second Street
Tulsa, Oklahoma 74103

> **Re:** **Geodyne Energy Income Limited Partnership –**
> **I-D, I-E, I-F**
> **II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 29, 2006**
> **File Nos. 0-15831, 0-15832, 0-15833**
> **0-16388, 0-16405, 0-16981, 0-16980, 0-17320, 0-17799, 0-17802,**
> **0-18305**

Dear Mr. Loseke:

We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief